

June 15, 2017

Dennis J. Block
Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166

> **Re: World Point Terminals, LP**
> **Schedule TO-T filed by World Point Terminals, Inc.**
> **Filed June 2, 2017**
> **SEC File No. 005-87885**
>
> **Schedule 13E-3 filed on June 2, 2017**
> **Filed by World Point Terminals, Inc., World Point Terminals, LP and WPT GP, LLC**
> **File No. 005-87885**

Dear Mr. Block:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Offeror's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the Offeror's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Schedule TO.

Schedule 13E-3

Item 7. Purposes, Alternatives, Reasons and Effects

1.   Refer to the disclosure on page 28 of the Offer to Purchase. Please revise to disclose the effect of the Rule 13e-3 transaction on the Offeror's interest in the net book value and net earnings of the subject company in terms of dollar amounts. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Item 8. Fairness of the Transaction

2. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion in the Offer to Purchase under "Special Factors—Section 4—The Offeror's Position Regarding Fairness of the Transaction" does not appear to address the factors described in clauses (i), (iv), (vi) and (vii) of Instruction 2 to Item 1014. If the Offeror did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.

3. Please note that if the Offeror based its fairness determination on the analysis and discussion of these factors undertaken by others, then the Offeror must expressly adopt the analysis and discussion as its own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). In this regard, if true, please revise the disclosure to clarify that the Offeror expressly adopted the analysis and discussions of the Conflicts Committee, Evercore, Baird or other applicable parties, and identify which factors described in clauses (i), (iv), (vi) and (vii) of Instruction 2 to Item 1014 were included in such analysis and discussion. To the extent that the Offeror did not adopt another party's analysis and discussion or such adopted analysis and discussion does not address each of the factors described in clauses (i), (iv), (vi) and (vii) of Instruction 2, please discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

4. We note that Baird performed a Selected Comparable Partnerships Analysis and Selected Comparable Precedent Transactions Analysis. Please advise us whether the criteria were consistently applied, and if any company or transaction was deliberately excluded from the samples, briefly indicate the reasoning behind such exclusion.

5. We note the disclosure on page 18 that on May 11, 2017, "Baird presented various valuation methodologies that they used for their valuation analysis and the value range per Unit indicated by each such analysis." We also note the disclosure on page 19 that on May 19, 2017, "Baird presented an updated financial analysis with respect to the Second May 2017 Proposal." Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Baird during the special committee's evaluation of the transaction and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits.

6.   Based on the disclosure in Item 13 of the Schedule 13E-3, it appears that the filing parties are intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) – including 1010(c)(4) and (c)(5) – must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the information required by Item 1010(c)(4) and (c)(5) of Regulation M-A.

Please note that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the subject company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the subject company has any fixed charges.

Schedule TO

Offer to Purchase

Special Factors
Analysis Provided by the Financial Advisor to the Offeror Special Committee
General, page 34

7.   We note the statement in this section that "Baird may have considered various assumptions…" in performing its financial analyses. Please revise to disclose such assumptions.

The Offer, page 58

Source and Amount of Funds, page 72

8.   We note that the Offeror may fund purchases pursuant to the tender offer with "committed borrowings of the Offeror and its affiliates." Accordingly, please provide the disclosure required by Item 1007(b) and (d) and Item 1016(b) of Regulation M-A.

Conditions of the Offer, page 73

9.   The second bullet point in this section indicates that the Offeror may terminate the offer
        if "the Formula Price (calculated as of the date immediately following the date on which
        the Acceptance Time is scheduled to occur) exceeds the Offer Price." This disclosure on
        page 10 indicates that the Acceptance Time will occur after the expiration of the offer.
        We remind the filing persons that all offer conditions, other than those conditions relating
        to the receipt of government regulatory approvals necessary to complete the offer, must
        be satisfied or waived at or prior to expiration of the Offer. Following expiration, unless
        the Offeror were to extend the offer pursuant to 14e-1(d), the Offeror cannot terminate
        the offer based on the failure of conditions that do not relate to government regulatory
        approvals. Please advise or revise.

10.   We note the disclosure in the last paragraph on page 74 relating to the Offeror's failure to
        exercise any of the rights described in this section. This language suggests that if a
        condition is triggered and the Offeror fails to assert the condition, it will not lose the right
        to assert the condition at a later time. Please note that when a condition is triggered and
        the Offeror decides to proceed with the offer anyway, we believe that this decision is
        tantamount to a waiver of the triggered condition(s). Depending on the materiality of the
        waived condition and the number of days remaining in the offer, the Offeror may be
        required to extend the offer and recirculate new disclosure to security holders. In
        addition, when an offer condition is triggered by events that occur during the offer period
        and before the expiration of the offer, the Offeror should inform holders how it intends to
        proceed promptly, rather than waiting until the end of the offer period, unless the
        condition is one where satisfaction of the condition may be determined only upon
        expiration. Please confirm the Offeror's understanding on both points in your response
        letter.

Incorporation of Certain Documents by Reference, page 77

11.   We note the disclosure incorporating by reference any documents that the Partnership
        files pursuant to Sections 13(a), 13(c), 13(e), 14 or 15(d) of the Exchange Act after the
        date of this Offer to Purchase to the consummation of the transactions contemplated
        therein. Please note that Schedule TO does not permit forward incorporation by
        reference. We also remind the Offeror of its obligations under Exchange Act Rule 14d-
        3(b)(1) and 14d-4(d)(1). Please revise accordingly and confirm the Offeror's
        understanding.

        We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christina Thomas, Attorney-Adviser, at (202) 551-3577 or me at (202) 551-3444 with any questions regarding our comments.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions